Exhibit 99.1

Financial News

CIBC ANNOUNCES FIRST QUARTER 2017 RESULTS

Strong earnings in Q1.

Toronto, ON – February 23, 2017 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the first quarter ended January 31, 2017.

First quarter highlights

•	Reported net income was $1,407 million, compared with $982 million for the first quarter a year ago, and $931 million for the prior quarter.

•	Adjusted net income(1) was $1,166 million, compared with $1,029 million for the first quarter a year ago, and $1,041 million for the prior quarter.

•	Reported diluted earnings per share (EPS) was $3.50, compared with $2.43 for the first quarter a year ago, and $2.32 for the prior quarter.

•	Adjusted diluted EPS(1) was $2.89, compared with $2.55 for the first quarter a year ago, and $2.60 for the prior quarter.

•	Reported return on common shareholders’ equity (ROE) was 24.4% and adjusted ROE(1) was 20.1%.

“In the first quarter, CIBC delivered strong performance across Retail and Business Banking, Wealth Management and Capital Markets,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “We are executing well on our strategy to build a strong, innovative, relationship-oriented bank to deliver growth and reach our goal of being #1 in client experience.”

Results for the first quarter of 2017 were affected by the following items of note aggregating to a positive impact of $0.61 per share:

•	$299 million ($245 million after-tax) gain on the sale and lease back of certain retail properties (reported in the Other business line within Retail and Business Banking); and

•	$6 million ($4 million after-tax) amortization of intangible assets.

At January 31, 2017, CIBC’s Basel III Common Equity Tier 1, Tier 1 and Total capital ratios were 11.9%, 13.2% and 15.2%, respectively, on an all-in basis compared with 11.3%, 12.8% and 14.8%, respectively, at the end of the prior quarter. CIBC’s Basel III leverage ratio at January 31, 2017 was 4.0% on an all-in basis.

CIBC today announced a quarterly dividend increase of 3 cents per common share to $1.27 per share. In addition, we announced our intention to seek Toronto Stock Exchange approval for a normal course issuer bid that would permit us to purchase for cancellation up to a maximum of 8 million, or approximately 2% of our outstanding common shares, over the next 12 months.

Core business performance

Retail and Business Banking reported net income of $953 million for the first quarter, up $269 million or 39% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $709 million, up $23 million or 3% from the first quarter a year ago. Solid volume growth and higher fees were partially offset by narrow spreads, a higher provision for credit losses due to increased write-offs in the card and personal lending portfolios, and higher spending on strategic initiatives.

Retail and Business Banking continued to make progress against our objectives of leadership in profitable revenue growth and client experience. During the first quarter of 2017:

•	We launched Digital Cart, allowing clients to apply for multiple banking products entirely through their mobile devices or online – a first in the mobile space in Canada;

•	For the third year in a row, we earned the highest score for online banking functionality among the five largest retail banks in Canada in Forrester Research Inc.‘s 2016 Canadian Online Banking Functionality Benchmark report; and

•	We transformed eight of our banking centres to deliver a more modern banking experience and meet the changing banking preferences of our clients.

Wealth Management reported net income of $133 million for the first quarter, up $14 million or 12% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $135 million, up $13 million or 11% from the first quarter a year ago, driven by higher revenue, partially offset by higher expenses. The higher revenue was driven by growth in average assets under management and higher transactional activity, including debt and equity issuance, partially offset by the impact of the sale of American Century Investments.

During the first quarter of 2017, Wealth Management continued its progress in support of our strategic focus to enhance client experience, drive asset growth, and simplify our business platform:

•	We launched multi-currency registered brokerage accounts, enabling clients to hold U.S. dollars and six other major currencies in their registered accounts; and

•	We began co-locating Private Banking teams with CIBC Wood Gundy teams in select locations across the country, to deliver a more integrated offer for high net worth clients and drive growth in this market.

Capital Markets reported net income of $371 million for the first quarter, up $127 million or 52% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $371 million, up $123 million or 50%, primarily due to higher revenue and lower loan losses, partially offset by higher expenses. Revenue growth was driven by strong equity derivatives, interest rate and commodities trading, higher equity and debt issuance activity, and higher corporate banking revenue, partially offset by lower advisory revenue.

As a leading capital markets franchise in Canada serving clients around the world, Capital Markets acted during the first quarter of 2017 as:

•	Financial advisor to Shell Canada on the sale of oil and gas assets to Tourmaline Oil Corp for $1.4 billion;

•	Joint bookrunner on a $1 billion notes offering for PSP Capital Inc.;

•	Co-underwriter on $150 million in credit facilities in support of Acasta Enterprises Inc.’s qualifying acquisition of Apollo Health & Beauty Care Partnership and Apollo Laboratories Inc., and JemPak Corporation; and

•	Lead manager and joint bookrunner on a $125 million Initial Public Offering for Freshii Inc.

In addition, we announced a partnership with China UnionPay International, expanding CIBC Global Money Transfer™ services to China.

(1)	For additional information, see the “Non-GAAP measures” section.

Credit quality

Provision for credit losses was $212 million. Excluding the increase in the collective allowance in the prior year quarter reported as an item of note, the provision for credit losses was up $19 million or 10% from the same quarter last year. This increase was primarily driven by higher write-offs in the card and personal lending portfolios, partially offset by lower losses in the oil and gas sector.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of our 2016 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

$ millions, for the three months ended		2017 Jan. 31	2016 Oct. 31	2016 Jan. 31
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$1,393	$917	$968
After-tax impact of items of note (1)		(241)	110	47
Adjusted net income attributable to common shareholders (2)	B	$1,152	$1,027	$1,015
Diluted weighted-average common shares outstanding (thousands)	C	398,311	395,750	397,428
Reported diluted EPS ($)	A/C	$3.50	$2.32	$2.43
Adjusted diluted EPS ($) (2)	B/C	2.89	2.60	2.55
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D	$22,674	$21,763	$21,233
Reported return on common shareholders’ equity	A/D(3)	24.4%	16.8%	18.1%
Adjusted return on common shareholders’ equity (2)	B/D(3)	20.1%	18.8%	19.0%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2017	Reported net income (loss)	$953	$133	$371	$(50)	$1,407
Jan. 31	After-tax impact of items of note (1)	(244)	2	-	1	(241)
	Adjusted net income (loss) (2)	$709	$135	$371	$(49)	$1,166
2016	Reported net income (loss)	$687	$126	$276	$(158)	$931
Oct. 31	After-tax impact of items of note (1)	1	1	7	101	110
	Adjusted net income (loss) (2)	$688	$127	$283	$(57)	$1,041
2016	Reported net income (loss)	$684	$119	$244	$(65)	$982
Jan. 31	After-tax impact of items of note (1)	2	3	4	38	47
	Adjusted net income (loss) (2)	$686	$122	$248	$(27)	$1,029
(1)	Reflects impact of items of note below.
(2)	Non-GAAP measure.
(3)	Annualized.

Items of note

$ millions, for the three months ended	2017 Jan. 31	2016 Oct. 31	2016 Jan. 31
Gain on the sale and lease back of certain retail properties	$(299)	$-	$-
Loss from the structured credit run-off business (1)	-	9	5
Amortization of intangible assets	6	7	9
Increase in collective allowance recognized in Corporate and Other (2)	-	-	69
Restructuring charges primarily relating to employee severance	-	134	-
Pre-tax impact of items of note on net income	(293)	150	83
Income tax impact on above items of note	52	(40)	(21)
Income tax recovery arising from a change in our expected utilization of tax loss carryforwards	-	-	(15)
After-tax impact of items of note on net income	$(241)	$110	$47
(1)	Shown as an item of note through to October 31, 2016.
(2)	Relates to the collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective strategic business units.

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Making a difference in our Communities

CIBC is committed to investing in the social and economic development of communities across Canada. During the quarter we:

•	Raised close to $23 million from CIBC Miracle Day, United Way and Movember for community organizations across Canada, U.S., U.K. and Hong Kong, through the generosity of CIBC employees;

•	Committed to hiring 500 individuals with disabilities in 2017 through a partnership with Magnet; and

•	Installed the world’s first ski-thru ATM at the top of Whistler Mountain as part of a new partnership with Whistler-Blackcomb Ski Resort.

During the quarter, CIBC was:

•	Ranked second in The Globe and Mail Report on Business 2016 Board Games;

•	Named Financial Institution Innovator of the Year at the Canadian FinTech Awards;

•	Included in the 2017 Bloomberg Financial Services Gender-Equality Index;

•	Named one of Canada’s 10 Most Admired Corporate Cultures by Waterstone; and

•	Recognized as one of Canada’s Top Employers for Young People by Mediacorp.

In addition, Sandy Sharman, EVP and Chief Human Resources Officer, was named among WXN’s Top 100 Most Powerful Women in Canada.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance” and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2016 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2017” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2017 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2017” section of our 2016 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all or the possibility that the acquisition does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section starting on page 40 of our 2016 Annual Report. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

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Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-866-696-5910, passcode 7253671#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 8742908#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2017 first quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 9856140#) and French (514-861-2272 or 1-800-408-3053, passcode 7466572#) until 11:59 p.m. (ET) March 2, 2017. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units – Retail and Business Banking, Wealth Management and Capital Markets – CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/ or by following on Twitter @CIBC, Facebook (www.facebook.com/CIBC) and Instagram @CIBCNow.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

John Ferren, SVP	416-980-2088	john.ferren@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com
Media Inquiries: Financial, business and trade media may contact:
Erica Belling	416-594-7251	erica.belling@cibc.com
Caroline Van Hasselt	416-784-6699	caroline.vanhasselt@cibc.com

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